Exhibit 99.2
Orion House
5 Upper St. Martin’s Lane
London WC2H 9EA
Telephone: +44 (0) 20 7497 2211
Fax: +44 (0) 20 7497 2399
11 May 2007
Head of Market Control
Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Dear Sir,
STATSChipPAC Ltd — Disclosure of Marathon Asset Management LLP’s holding
Please be advised that the disclosure attached indicates a holding of 4.99% of voting control (below the level that usually requires disclosure). In addition to this 4.99% Marathon also has dispositive control (but is not authorised to vote) over a further 1.83%. Due to the current offer for the company we felt that the stock exchange should be informed of this fact given that Marathon has the ability to accept or reject the offer in respect of 6.82%. The stock exchange can then decide, in its discretion, whether to disseminate this information to the market participants.
Please do not hesitate to contact me at the number below if you need any further information. A copy of this disclosure has also been sent to the company.

Yours faithfully

Simon Davies
Compliance Officer
Marathon Asset Management LLP
Orion House, 5 Upper St. Martin’s Lane, London WC2H 9EA.
Registered in England No OC 305964   Authorised and Regulated by the FSA.
Registered in the United States with the Securities and Exchange Commission.

To:	Singapore Exchange Securities Trading Limited 2 Shenton Way #19-00 SGX Centre 1 Singapore 068804

Attn:	Head of Market Control Fax no: (65) 6438 4306
Dear Sirs,
Notice Of Substantial Shareholder’s Interests/Change in Interests/Cessation of Interests*
1.     In accordance with Section 137 of the Securities and Futures Act 2001, I/we hereby notify you that I am/we are a substantial shareholder of the company identified below which is listed on SGX-ST (“listed company”) and the particulars of my/our interest(s) in the shareholdings of the listed company are as follows:-
PART I [Please complete this Part]

1. Date of notice to listed company:	(11/05/2007)

2. Name of Substantial Shareholder:	Marathon Asset Management LLP

3. Name of listed company:	STATSChipPAC Ltd
4. Please tick one or more appropriate box(es):
X	a New Substantial Shareholder’s Interest.
[Please complete Parts II and IV]
☐	a Change in the Percentage Level of a Substantial Shareholder’s Interest or Cessation of Interest.
[Please complete Parts III and IV]
PART II

1. Date of change of interest:	(11/05/2007)

2. Name of Registered Holder[1]:

3. Circumstance(s) giving rise to the interest or change in interest:	Purchase of Shares
4. 2Information relating to shares held in the name of the Registered Holder:-

No. of shares held before the change:	99,021,000
As a percentage of issued share capital:	4.897%

No. of shares which are the subject of this notice:	100,924,000
As a percentage of issued share capital:	4.991%

Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	SGD 1.83

No. of shares held after the change:	100,924,000
As a percentage of issued share capital:	4.991%

PART III

1. Date of change of interest:	(DD/MM/YYYY)

2. The change in the percentage level:	From % to %

3. Circumstance(s) giving rise to the interest or change in interest:
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.
PART IV
1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		99,021,000
As a percentage of issued share capital:	%	4.897%

No. of shares held after the change:		100,924,000
As a percentage of issued share capital:	%	4.991%

2. My/our contact details, should you have any queries regarding this Notice and its contents are as follows:-
(a)	Telephone number:- +44 (0) 20 7497 2211
(b)	#Name of contact person:- Simon Davies
(c)	Address:-
Marathon Asset Management LLP
Orion House
5 Upper St Martin’s Lane
London
WC2H 9EA
Yours faithfully,

Name: Simon Davies
Designation (if applicable): Compliance Officer
Date: 11th May 2007

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder’s name.
*please delete, whichever is the case